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                             October 13, 2020

       Craig Finster
       Chief Executive Officer
       Versus Systems Inc.
       1558 West Hastings St.
       Vancouver BC V6G 3J4 Canada

                                                        Re: Versus Systems Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
16, 2020
                                                            File No. 377-03555

       Dear Mr. Finster:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. You disclose that you intend to apply to have your common shares and Unit A Warrants listed on The Nasdaq
Capital Market. Please disclose whether being approved for Nasdaq listing is a condition
to the offering.
       Prospectus Summary, page 1

   2. Please disclose that HP represented 99.9% and 99.8% of total net revenues for the six-
                                                        month period ended June
30, 2020 and the year ended December 31, 2019.
 Craig Finster
FirstName  LastNameCraig Finster
Versus Systems  Inc.
Comapany
October 13,NameVersus
            2020       Systems Inc.
October
Page 2 13, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31

3.       Your risk factor disclosure on page 14 indicates that the COVID-19 pandemic is
         anticipated to have a material adverse impact on your business, financial condition and results of operations. Please disclose the specific known material impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for periods after March
         31, 2020. Discuss more specifically how the changes to your operations have impacted your operating results. Also, discuss any known trends that are reasonably likely to have a material impact on your operating results in future periods.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Comparison of Results of Operations for the Six Months Ended June 30, 2019 and 2020
Cost of sales, page 32

4. Explain why you report Cost of sales of $0 in both periods. Similarly, discuss on page 34 why you report Cost of sales of $0 and $170 for the years ended December 31, 2019 and
         2018, respectively.
Loss on Disposal of Marketable Securities, page 33

5. Please describe the details of the transactions resulting in the loss on disposal of marketable securities. Clarify if this relates to your investment in the shares of Animoca
         Brands Inc. If so, please also discuss the facts and circumstances concerning the acquisition of these shares, including the business purpose of the Mutual Investment
         Agreement with Animoca Brands Inc. and describe how you accounted for it. You should also provide full disclosure in a footnote to your interim period financial statements.
Revenue, page 33

6. Please explain why you had nil revenues during the first quarter of 2020 and recorded most of your year-to-date revenues during the second quarter. Salaries and Wages, page 33

7. Please describe the nature of compensation expense included in Salaries and wages as distinguished from General and administrative expense and Sales and marketing.
 Craig Finster
FirstName  LastNameCraig Finster
Versus Systems  Inc.
Comapany
October 13,NameVersus
            2020       Systems Inc.
October
Page 3 13, 2020 Page 3
FirstName LastName
Liquidity and Capital Resources, page 35

8. Please disclose that the report of your independent registered public accountants indicated
         that a material uncertainty exists as to whether you are able to continue as a going concern. Discuss management's plans to address this uncertainty. Also disclose whether your working capital is sufficient for the company's present requirements and, if not, how you propose to provide the additional working capital needed. Refer to
Item 5(B)(1)(a) of
         Form 20-F.
Business
Recent Business Developments and Milestones, page 42

9. We note that HP accounted for 99.9% of your total net revenues for the six-month period ended June 30, 2020. We also note that you entered into agreements with iClick
         Interactive and Ludare Games Group prior to the beginning of that period. Please describe the nature of the agreements to include how and when you expect to generate revenues from them.
10. Please provide a brief description of the material terms of the agreement with HP and file the agreement as an exhibit to the registration statement or tell us why it is not material.
         Refer to Item 601(b)(10) of Regulation S-K.
Independent Auditor's Report, page F-3

11.      Please ask your auditor to revise their report to:
             refer to the International Financial Reporting Standards as issued by the International
             Accounting Standards Board;
             state, if true, that the audit was conducted in accordance with PCAOB auditing standards and conform the audit report accordingly;
             remove the reference to Canadian generally accepted auditing standards; and
             identify the auditing firm on the report.
Financial Statements for the Years Ended December 31, 2019 and 2020 Consolidated Statements of Financial Position, page F-5

12. Please explain to us your basis for classifying as equity the $300,000 of proceeds from subscriptions received in advance, rather than as a liability.
3. Significant Accounting Policies
Basis of Consolidation, page F-9

13. Please explain to us your consideration of providing parent-only financial statements pursuant to Rules 4-08(e)(3) and 5-04 of Regulation S-X. In this regard, we note on page
         9 that you are a holding company and the ability of your subsidiaries to make payments to you may be restricted.
 Craig Finster
Versus Systems Inc.
October 13, 2020
Page 4
Revenue Recognition, page F-18

14. Please disclose the nature and timing of your performance obligations for goods and services arising from your contracts with customers as well as significant judgments and practical expedients in the application of IFRS 15. Refer to paragraphs 110 and 129 of
      IFRS 15.

15. Please disclose any performance obligations to transfer goods or services as principal or agent for another party. Refer to paragraphs 119(c) and B35-B38 of IFRS
15.
Notes to the Condensed Interim Consolidated Financial Statements
3. Significant Accounting Policies
Revenue Recognition, page F-51

16. Please disclose how you accounted for the factoring of your receivables and how it is reported in the Statement of Cash Flows. Refer to IFRS 7.42D.
General

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at
(202) 551-
3350 with any other questions.



                                                            Sincerely,
FirstName LastNameCraig Finster
                                                            Division of
Corporation Finance
Comapany NameVersus Systems Inc.
                                                            Office of
Technology
October 13, 2020 Page 4
cc:       Eric M. Hellige, Esq.
FirstName LastName